CHINA AUTOMOTIVE SYSTEMS, INC.

No. 1 Henglong Road, Yu Qiao Development Zone

Shashi District, Jing Zhou City

Hubei Province, the People’s Republic of China

July 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Charles Eastman

Andrew Blume

Re:	China Automotive Systems, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 30, 2022

File No. 0-33123

Ladies and Gentlemen:

China Automotive Systems, Inc. (the “Company”) acknowledges receipt of your comment letter dated July 20, 2022 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 30, 2022. The Company respectfully requests an extension to respond to the Comment Letter. The company respectfully requests an extension of an additional ten (10) business days until August 17, 2022 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Commission no later than August 17, 2022. Should you have any questions regarding the requests made herein, please do not hesitate to contact David Sakowitz of Winston & Strawn LLP at (212) 294-2639. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Jie Li

Jie Li

Chief Financial Officer